BLUE POWER ENERGY CORPORATION

360 Bay Street, Suite 500, Toronto, Ontario, M5H 2V6

Tel: (416) 361-0737
Fax: (416) 361-0923

January 30, 2006

Exemption No. 82-2213



Office of International Corporate Finance
Securities & Exchange Commission
Room 3094 (3-6)
450 - 5 Street, N.W.
Washington, D.C.
U. S. A. 20549

Attention: Office of Applications and Report Services

Dear Sirs:

Re: Annual and Special Meeting of Shareholders

Please find enclosed a copy of the Notice of Record & Meeting Dates sent to the Canadian Depository for Securities Limited with respect to the calling of its Annual and Special Meeting of Shareholders, for your files.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

BLUE POWER ENERGY CORPORATION

Per: George A. Duguay

GAD/cd

Encl.

CDS INC.
A subsidiary of The Canadian Depository for Securities Limited

Notice of Record & Meeting Dates

New [X] Change [ ]

Issuer Name (maximum 30 characters)

English: BLUE POWER ENERGY CORPORATION

French:

Address: 360 BAY STREET, SUITE 500, TORONTO, ONTARIO, M5H 2V6	Telephone; 416-361-0737
	Contact Name: GEORGE A. DUGUAY

Transfer Agent	CUID	Name: EQUITY TRANSFER SERVICES	Telephone: 416-361-0152
Address: 120 Adelaide St. W. #420, Toronto, ON, M5H 4C3		E-mail Address	Contact Name: ROSA VIEIRA

Proxy Type
[X] Management
[ ] Dissenting

Meeting Type
[X] Annual [X] Special
[ ] General [ ] Extraordinary

Material Distribution Type
[ ] Form C holders only
[X] All holders

Record Date: 2006 02 23 (yyyy mm dd)
Meeting Date: 2006 03 28 (yyyy mm dd)
Material Mail Date: 2006 02 27 (yyyy mm dd)

Payment for Publication [X] Payment enclosed [ ] To be invoiced *(Transfer Agents only)*

CDS INC.'s GST/HST Registration Number: 8 9 2 9 7 1 6 3 1 R T

[1] # of publications at $93.00 per publication $: 93.00
Plus 7% GST $: 6.51
or 15% HST *(Nfld, NS, NB residents only)* $
Subtotal $: 99.51
Plus 7.5% QST (*Quebec residents only*) $
Total payment enclosed $: 99.51

CDS INC.'s QST Registration Number: 1 0 1 8 7 6 7 2 2 4

Authorized Signature for Invoicing (Transfer Agents only)
***Note:** Not required for electronic submission.*

ISIN	Voting Status Y/N	Security Description
CA0959071014	Y	Common

Early Search (Determination of Intermediaries)

Send Early Search report to: [X] Transfer Agent [ ] Issuer [ ] Other *(statutory declaration required)*

Send via: [ ] Mail [ ] Courier *(collect)* [X] CDS Envelope System [ ] Fax #:

Proxy Related Material

Will be distributed by: [X] Transfer Agent [ ] Issuer [ ] Other

Holders of Record

Send Holders of Record and Omnibus Proxy to:

[X] Transfer Agent [ ] Issuer [ ] Other

Send via: [ ] Mail [ ] Courier [X] CDS Envelope System

This Notice and Request for services is authorized by:

[ ] Transfer Agent [X] Issuer [ ] Third Party

Name of Requesting Party

All services provided by CDS INC. hereunder are subject to the terms and conditions printed on the reverse of this form.



George A. Duguay — Title
Signature
Jan.,30-2006 — Date